

May 17, 2022

Robert Blair
General Counsel
VIASAT INC
6155 El Camino Real
Carlsbad, California 92009

> **Re: VIASAT INC**
> **Proxy Statement on Schedule 14A**
> **Filed February 9, 2022**
> **File No. 000-21767**

Dear Mr. Blair:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing